December 3, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C.  20549

Dear Mr. Rosenberg:

Thank you for your comment letter dated November 21, 2008 regarding our Form 10-K for the Fiscal year Ended August 31, 2008 (File Number 001-00604).  We are including a review of the response to this letter on the agenda for our Committee meeting scheduled December 19, 2008.  As such, we will respond to your inquiry not later than December 24, 2008.

Sincerely,

/s/ Wade D. Miquelon
Chief Financial Officer
Walgreen Co.